Exhibit 99.1

PRF Technologies Expands DeepSolar Predict™ Platform with Battery-
to-Revenue Intelligence, Extending AI-Driven Revenue Optimization
Across Solar and Energy Storage Assets

New Capability Builds on Recently Completed Real-World Validation of DeepSolar Predict™ as the
Solution Advances Toward Planned Commercial Launch

TEL AVIV, Israel, July 15, 2026 (GLOBE NEWSWIRE) -- PRF Technologies Ltd. (Nasdaq: PRFX) (“PRF” or the “Company”) today announced the expansion of DeepSolar Predict™, the Company’s AI-driven renewable energy revenue optimization platform, with Battery-to-Revenue Intelligence, a new capability designed to extend the platform’s optimization workflows to battery energy storage assets. The announcement follows the Company’s recently completed validation of DeepSolar Predict using real-world European market data, as PRF continues to advance the solution toward planned commercial launch.

Battery-to-Revenue Intelligence is designed to help renewable energy operators move beyond battery monitoring by connecting storage availability, operational constraints and market conditions into decision-support workflows for revenue optimization. The capability is intended to support operators as they evaluate when to store, dispatch or preserve battery capacity based on market opportunities, production forecasts and changing grid conditions.

As renewable penetration increases, operators are no longer managing only production — they are managing financial exposure, imbalance risk, curtailment risk and storage flexibility in increasingly dynamic power markets. PRF believes battery energy storage systems will play a growing role in this transition, particularly as asset owners seek to improve market participation and maximize the value of renewable generation and storage assets. According to the International Energy Agency (IEA), global battery storage capacity additions reached approximately 108 GW in 2025, up roughly 40% year-over-year, and the International Renewable Energy Agency projects installed battery storage capacity to grow nearly ninefold from 2023 levels to 782 GW by 2030.

DeepSolar Predict is being developed as an end-to-end decision-support solution that connects the full renewable energy value chain — from weather intelligence and production forecasting to storage optimization, market participation and revenue-focused recommendations. By bringing these capabilities together in a single platform, PRF aims to help operators move from fragmented operational tools toward a unified environment for commercial decision-making.

The new capability is designed to evaluate battery operating conditions, including state of charge, availability, charging and discharging behavior, operational readiness and other constraints, and to incorporate these insights into the platform’s revenue optimization workflows.

“Battery storage is becoming a critical component of renewable energy revenue optimization,” said Efi Cohen-Arazi, Chief Executive Officer of PRF Technologies. “We believe the next step is not simply monitoring batteries, but helping operators understand how battery flexibility can support higher-value market decisions. DeepSolar Predict is being developed as an end-to-end solution that connects forecasting, asset intelligence, storage optimization and market decision support with the goal of helping customers move from reactive operations to proactive, data-driven revenue optimization.”

As part of its product roadmap, PRF also plans to deliver a “What-if Battery Scenario” capability designed to help asset owners evaluate the potential revenue impact of adding or operating battery storage within a renewable energy portfolio. Based on ongoing discussions with prospective customers, the Company believes scenario-based storage analysis is increasingly relevant for renewable energy operators evaluating how batteries may contribute to improved market participation, reduced exposure and stronger revenue performance.

PRF believes Battery-to-Revenue Intelligence represents another step in the evolution of DeepSolar Predict from asset analytics and forecasting into AI-driven revenue optimization. The Company also expects these capabilities to serve as a core component of GridFeed™, PRF’s planned commercial platform for renewable energy trading and market participation, built on the DeepSolar Predict AI engine, which the Company intends to introduce more fully in the coming weeks.

About DeepSolar Predict ™

DeepSolar Predict ™ is the Company’s AI-driven revenue optimization solution for renewable energy assets and energy market participants. The solution combines weather intelligence, production forecasting, market intelligence and optimization workflows designed to support decision-making across energy markets. By transforming operational and market data into actionable recommendations, the platform aims to help renewable energy operators improve planning, support market participation and maximize revenue.

About PRF Technologies

PRF Technologies (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar, PRF also delivers advanced software solutions that enable both consumers and enterprises to monitor, forecast, and optimize energy consumption - particularly in solar-integrated environments. This dual business model reflects PRF’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.prf-tech.com.

Forward-Looking Statements

This press release contains forward-looking statements about PRF’s expectations, beliefs and intentions including with respect to statements related to the development, planned commercial launch, capabilities and intended benefits of DeepSolar Predict and Battery-to-Revenue Intelligence, the continued development of the Company’s GridFeed platform, the Company’s expectations regarding renewable energy and battery storage market trends and dynamics, and the potential of its AI-driven platform to improve forecasting accuracy, optimize energy commitments, reduce imbalance exposure and support higher-value delivery decisions across renewable energy assets. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110, OcuRing™-K, LayerBio Inc.’s lead product candidate, and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110, OcuRing™-K and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller, Executive Chairman
PRF Technologies Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com